SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-11682

S&K FAMOUS BRANDS, INC.

(Exact name of registrant as specified in its charter)

11100 West Broad Street, P. O. Box 31800, Richmond, VA 23294-1800

(Address of registrant’s principal executive offices)

Registrant’s telephone number, including area code: (804) 346-2500

Common Stock, $.50 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 195

Pursuant to the requirements of the Securities Exchange Act of 1934 S&K Famous Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2005	By:	/s/ Robert E. Knowles
Robert E. Knowles Executive Vice President